SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THERMO FISHER SCIENTIFIC INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
2.50% CONVERTIBLE SENIOR NOTES DUE 2023
(Title of Class of Securities)

338032 AW 5
338032 AP 0
(CUSIP Numbers of Class of Securities)

Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary
81 Wyman Street
Waltham, Massachusetts 02451
(781) 622-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With copies to:

Hal J. Leibowitz	Stuart R. Nayman
Wilmer Cutler Pickering Hale and Dorr LLP	Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street	399 Park Avenue
Boston, Massachusetts 02109	New York, New York 10022
(617) 526-6000	(212) 230-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$574,462,998.74	$32,055.04

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that all 2.50% Convertible Senior Notes due 2023 (the “Convertible Notes”) of Thermo Fisher Scientific Inc. (the “Company”) outstanding as of November 12, 2009 will be purchased pursuant to the Offer at a purchase price of $1,944.96 per $1,000 principal amount of Convertible Notes, based on the average of the high and low prices per share of the Company’s common stock reported on the New York Stock Exchange on November 6, 2009. The final purchase price per $1,000 principal amount of Convertible Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated November 13, 2009. As of November 12, 2009, there were Convertible Notes outstanding in an aggregate principal amount of $295,360,000.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,055.04
Form or Registration No.: Schedule TO-I (File No. 005-13830)
Filing Party: Thermo Fisher Scientific Inc.
Date Filed: November 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (File No. 005-13830) filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2009 by Thermo Fisher Scientific Inc., a Delaware Corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, as amended and supplemented by Amendment No. 1 thereto (“Amendment No. 1”) filed by the Company with the SEC on November 16, 2009 and Amendment No. 2 thereto (“Amendment No. 2”) filed by the Company with the SEC on November 20, 2009 (as amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Original Schedule TO” and as further amended and supplemented by this Amendment No. 3, the “Schedule TO”) and is being filed in connection with the Company’s offer to purchase for cash (the “Offer”) any and all of its outstanding 2.50% Convertible Senior Notes due 2023 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 13, 2009 (as amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Offer to Purchase”), and the related Letter of Transmittal, each of which is attached as an exhibit to the Schedule TO. The Offer will expire at 12:00 midnight, New York City time, at the end of Thursday, December 17, 2009, unless the Offer is extended or earlier terminated by the Company (as may be extended by the Company, the “Expiration Date”).
     Upon the terms and subject to the conditions of the Offer, holders of Convertible Notes who validly tender and do not validly withdraw their Convertible Notes prior to 12:00 midnight, New York City time, at the end of the Expiration Date, will receive, for each $1,000 principal amount of such Convertible Notes, a cash purchase price equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 42.1372 (which is the number of shares of the Company’s common stock currently issuable upon conversion of $1,000 principal amount of Convertible Notes) plus (ii) a fixed cash amount of $56.50, provided that in no event will the purchase price per $1,000 principal amount of such Convertible Notes be less than $1,474.8020. In addition, holders will receive in respect of their Convertible Notes that are accepted for purchase accrued and unpaid interest on such Convertible Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.
          The Company will determine the final purchase price promptly after the close of trading on the New York Stock Exchange on the Expiration Date. The Company will announce the final purchase price no later than 4:30 p.m., New York City time, on the Expiration Date, and the final purchase price will also be available by that time at http://www.gbsc-usa.com/Thermo_Fisher and from Global Bondholder Services Corporation, the Information Agent for the Offer.
     This Amendment No. 3 is being filed to amend and supplement the Original Schedule TO and the Offer to Purchase by incorporating by reference the Company’s current report on Form 8-K (File No. 001-08002), filed with the SEC on November 25, 2009.
     Except as expressly amended and supplemented by this Amendment No. 3, neither the Original Schedule TO nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.
Item 11. Additional Information.
     (b) Each of Item 11(b) of the Original Schedule TO and the Offer to Purchase is hereby amended and supplemented by deleting the third bullet of the first paragraph of the section entitled “Incorporation of Documents by Reference” in the Offer to Purchase and replacing such third bullet with the following:
•	Our current reports on Form 8-K, filed with the SEC on February 27, 2009, March 27, 2009, May 27, 2009, July 9, 2009, September 15, 2009, November 10, 2009, November 13, 2009, November 20, 2009 and November 25, 2009 (other than any information in such reports that is deemed to have been furnished to, rather than filed with, the SEC in accordance with SEC rules).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

THERMO FISHER SCIENTIFIC INC.

By:	/s/ Seth H. Hoogasian

Name:	Seth H. Hoogasian
Title:	Senior Vice President, General Counsel and Secretary
Date: November 24, 2009